August 23, 2006

Tribeworks, Inc. 2001 - 152nd Ave. NE Redmond, WA 98052 425-458-2360 / 425-458-2361(fax)

Via Federal Express

Kathleen Collins, Accounting Branch Chief
April Coleman, Staff Accountant
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.20549

Re:
Response to SEC Comment Letter dated August 11, 2006
Tribeworks, Inc. (the “Company”)
Form 10-KSB for Fiscal Year Ended December 31, 2005
Filed April 17, 2006
Form 8-K
Filed on January 26, 2006
File No. 000-28675
Form 10-QSB for Fiscal Quarter Ended March 31, 2006
Filed May 22, 2006

Dear Madams:

We are in receipt of your letter dated August 11, 2006 in relation to the above referenced items.

We appreciate the opportunity to respond to the comments and also the assistance provided by the comments towards enhancing our filings in accordance with applicable disclosure requirements. However, as we did not receive the letter until Saturday August 19, 2006 and were not able to have a conference call with our Attorney’s until late on Monday, August 21, 2006, we ask if we can have an extension to the date for our response being 10 business days as from Monday, August 21, 2006, namely not later than Tuesday, September 5, 2006.

Thank you for your consideration.

Sincerely, /s/ Peter B. Jacobson Peter B. Jacobson Chief Executive Officer